Exhibit 99.4

SENTRY TRUST COMPANY
785 Fifth Avenue
Chambersburg, PA 17201
(717) 264-5200
Notice of Special Meeting of Shareholders
To Be Held on February 25, 2004

To the Shareholders of Sentry Trust Company:

        We will hold a Special Meeting of shareholders of Sentry Trust Company at 2 p.m., local time, on February 25, 2004, at 785 Fifth Avenue, Chambersburg, PA 17201, for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt the agreement and plan of reorganization, dated April 23, 2003, by and among Sun Bancorp, Inc., Sun Interim Trust Company, Sentry Trust Company and Patriot Federal Credit Union, as amended July 31, 2003 and as amended December 19, 2003, pursuant to which, among other things, upon consummation of the merger, each outstanding share of Sentry common stock, immediately prior to the merger, will be exchanged for $8.04 in cash or 0.401 shares of Sun (subject to adjustment) common stock or a combination thereof, and each stock purchase warrant will be exchanged for $3.04 in cash or 0.152 shares of Sun common stock (subject to adjustment); or a combination thereof, in each case, cash in lieu of any fractional share;

          2. To consider and vote upon a proposal to approve the payment of the "parachute payment" to Charles E. Nelson, President and Chief Executive Officer of Sentry;

          3. To adjourn the meeting to a later date, if necessary, in order to solicit additional proxies; and

          4. To transact such other business as may properly come before the Special Meeting.

        We have fixed the close of business on January 19, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting. Only holders of Sentry common stock of record at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournment or postponement of the Special Meeting. The affirmative vote of at least 66 2/3% of the outstanding shares of Sentry common stock is necessary to approve and adopt the agreement. The affirmative vote of more than 75% of the outstanding shares of Sentry common stock is necessary to approve the "parachute payment" to Mr. Nelson.

        Our Board of Directors has determined that the agreement is fair to and in the best interests of Sentry's shareholders and unanimously recommends that shareholders vote "FOR" approval and adoption of the agreement and "FOR" payment of the "parachute payment" to Mr. Nelson.

        A list of shareholders entitled to vote at the Special Meeting will be available for inspection at Sentry's main office for a period of ten (10) days prior to the Special Meeting and also will be available for inspection at the Special Meeting.

By Order of the Board of Directors

David C. Cleaver
Secretary
Chambersburg, Pennsylvania
January 26, 2004

IMPORTANT

Your vote is important regardless of the number of shares that you own. A failure to vote your shares will effectively act as a vote against the agreement and payment of the "parachute payment" to Mr. Nelson. Whether or not you expect to attend the meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If you are a record shareholder and for any reason you desire to revoke your proxy, you may do so at any time before it is voted at the Special Meeting.